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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

          This Annual Report on Form 10-K includes various forward-looking statements about Domino's that are subject to risks and uncertainties. Forward-looking statements include information concerning future results of operations, and business strategy. Also, statements that contain words such as "believes," "expects," "anticipates," "intends," "estimated" or similar expressions are forward-looking statements. We have based these forward looking statements on our current expectations and projections about future events. While we believe these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including the following factors. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report on Form 10-K might not occur.

RISKS RELATING TO OUR BUSINESS AND INDUSTRY

          The pizza delivery channel is highly competitive, and increased competition could adversely affect our operating results.

          We compete in the United States against two national chains, as well as many regional and local businesses. We could experience increased competition from existing or new companies in the pizza delivery channel, which could create increasing pressures to grow our business in order to maintain our channel share. If we are unable to maintain our competitive position, we could experience downward pressure on prices, lower demand for our products, reduced margins, the inability to take advantage of new business opportunities and the loss of channel share, which would have an adverse effect on our operating results.

          We also compete on a broader scale with quick service and other international, national, regional and local restaurants. The overall food service market and the quick service restaurant sector are intensely competitive with respect to food quality, price, service, convenience and concept, and are often affected by changes in:

          .    consumer tastes;
          .    national, regional or local economic conditions;
          .    currency fluctuations to the extent international operations are involved;
          .    demographic trends; and
          .    disposable purchasing power.

          We compete within the food service market and the quick service restaurant sector not only for customers, but also for management and hourly employees, suitable real estate sites and qualified franchisees. Our domestic distribution segment is also subject to competition from outside suppliers. If other suppliers were to offer lower prices or better service to our franchisees for their ingredients and supplies and, as a result, our franchisees chose not to purchase from our domestic distribution centers, our results of operations and financial condition would be adversely affected.

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          If we fail to successfully implement our growth strategy, which includes opening new domestic and international stores, our ability to increase our revenues and operating profits could be adversely affected.

          A significant component of our growth strategy is opening new domestic and international franchise stores. We and our franchisees face many challenges in opening new stores, including, among others:

          .    selection and availability of suitable store locations;
          .    negotiation of acceptable lease or financing terms;
          .    securing required domestic or foreign governmental permits and approvals; and
          .    employment and training of qualified personnel.

          The opening of additional franchise stores also depends, in part, upon the availability of prospective franchisees who meet our criteria. Our failure to add a significant number of new stores would adversely affect our ability to increase revenues and operating income.

          We are currently planning to expand our international operations in markets where we currently operate and in selected new markets. This may require considerable management time as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable and expansion in existing markets may by affected by local economic and market conditions. Therefore, as we expand internationally, we may not experience the operating margins we expect and our revenues and earnings may be negatively impacted and our common stock price may decline.

          We may also pursue strategic acquisitions as part of our business. If we are able to identify acquisition candidates, such acquisitions may be financed, to the extent permitted under our debt agreements, with substantial debt or with potentially dilutive issuances of equity securities.

          The food service market is affected by consumer preferences and perceptions. Changes in these preferences and perceptions may lessen the demand for our products, which would reduce sales and harm our business.

          Food service businesses are affected by changes in consumer tastes, national, regional and local economic conditions, and demographic trends. Our sales could also be affected by changing consumer tastes. For instance, if prevailing health or dietary preferences cause consumers to avoid pizza in favor of foods that are perceived as more healthy, our business and operating results would be harmed. Moreover, because we are primarily dependent on a single product, if consumer demand for pizza should decrease, our business would suffer more than if we had a more diversified menu, as many other food service businesses do.

          Increases in food, labor and other costs could adversely affect our profitability and operating results.

          An increase in our operating costs could adversely affect our profitability. Factors such as inflation, increased food costs, increased labor and employee benefit costs and increased energy costs may adversely affect our operating costs. Most of the factors affecting costs are beyond our control and, in many cases, we may not be able to pass along these increased costs to our customers or franchisees. Most ingredients used in our pizza, particularly cheese, are subject to significant price fluctuations as a result of seasonality, weather, demand and other factors. Labor costs are primarily a function of the minimum wage and availability of labor. Cheese and labor represent a significant percentage of a typical store's costs.

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          Our substantial indebtedness could adversely affect our financial health and limit our ability to plan for or respond to changes in our business. In addition, we are permitted to incur more debt in the future, which could aggravate the risks described below.

          To finance our 1998 recapitalization, we incurred a significant amount of indebtedness and we are currently highly leveraged. As of December 29, 2002, our total debt was $602.0million. The terms of the indenture relating to our senior subordinated notes permit us to incur substantial indebtedness in the future, including up to an additional $100 million under our revolving credit facility. As of December 29, 2002, we had approximately $82 million available under the revolving credit facility for future borrowings, subject to covenant compliance, and we had approximately $18 million outstanding under letters of credit. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are, to some extent, beyond our control. In addition, because some of our debt obligations are subject to variable interest rates, we are sensitive to fluctuations in interest rates and any significant increase in interest rates could negatively affect our results of operations and financial condition.

          Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under our revolving credit facility in amounts sufficient, to enable us to pay our indebtedness or to fund our other liquidity needs. If we cannot generate sufficient cash flow from operations to pay our indebtedness when due, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity. We may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

          Our substantial indebtedness could have other important consequences. For example, it could:

          . limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby potentially placing us at a competitive disadvantage compared to our competitors, many of whom currently operate on a less leveraged basis and have significantly greater operating and financing flexibility than we do; and
          . have a material adverse effect on us if we fail to comply with the covenants in the agreements governing our indebtedness because such failure could result in an event of default which, if not cured or waived, could result in a substantial amount of our indebtedness becoming immediately due and payable..

          Our leverage, and the restrictions on our operations described above, may materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities.

          We face risks of litigation from customers, employees and others in the ordinary course of business, which diverts our financial and management resources. Any adverse litigation or publicity may negatively impact our financial condition and results of operations.

          Claims of illness or injury relating to food quality or food handling are common in the food service industry. In addition, class action lawsuits have been filed, and may continue to be filed, against various QSRs alleging, among other things, that QSRs have failed to disclose the health risks associated with high-fat food products and that QSR marketing practices have encouraged obesity. In addition to decreasing our sales and profitability and diverting our management resources, adverse publicity or a substantial judgment against us could negatively impact our financial condition, results of operations and brand reputation, hindering our ability to attract and retain franchisees and grow our business.

          Further, we may be subject to employee and other claims in the future based on, among other things, discrimination, harassment, and wrongful termination and wage issues, including relating to overtime compensation. We have been subject to these types of claims in the past and if one or more of these claims were to be successful or if there is a significant increase in the number of these claims, our business, financial condition, operating results and cash flows could be harmed.

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          We do not have long-term contracts with most of our suppliers, and as a result they could seek to significantly increase prices or fail to deliver.

          We typically do not rely on written contracts or long-term arrangements with our suppliers. Although we have not experienced significant problems with our suppliers, our suppliers may implement significant price increases or may not meet our requirements in a timely fashion, if at all. The occurrence of any of the foregoing could have a material adverse effect on our operating results.

          We are dependent on sole suppliers for some of our food products.

          We are dependent on sole suppliers for our cheese, chicken and meat toppings and for our Crunchy Thin Crust dough products. Alternate sources for these ingredients may not be available and we may not be able to enter into new arrangements on a timely basis for the supply of these ingredients or on terms as favorable to us as under our current arrangements.

          Shortages or interruptions in the supply or delivery of fresh food products could adversely affect our operating results.

          We and our franchisees are dependent on frequent deliveries of fresh food products that meet our specifications. Shortages or interruptions in the supply of fresh food products caused by unanticipated demand, problems in production or distribution, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

          Any prolonged disruption in the operations of any of our dough manufacturing and distribution centers could harm our business.

          We operate 18 dough manufacturing and distribution centers in the contiguous United States and dough manufacturing and distribution centers in Alaska, Hawaii, Canada, the Netherlands and France. Our domestic dough manufacturing and distribution centers service all of our company-owned stores and approximately 98% of our domestic franchise stores. As a result, any prolonged disruption in the operations of any of these facilities, whether due to technical or labor difficulties, destruction or damage to the facility, real estate issues or other reasons, could result in increased costs and reduced revenues and our profitability and prospects could be harmed.

          Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

          Our success in the highly competitive pizza delivery channel will continue to depend to a significant extent on our leadership team and other key management personnel. We do not have any long-term employment agreements with any of our executive officers. As a result, we may not be able to retain our executive officers and key personnel or attract additional qualified management. Our success also will continue to depend on our ability to attract and retain qualified personnel to operate our stores, dough manufacturing and distribution centers and international operations. The loss of these employees or our inability to recruit and retain qualified personnel could have a material adverse effect on our operating results.

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          Our international operations subject us to additional risks, which risks and costs may differ in each country in which we do business, and may cause our profitability to decline due to increased costs.

          We conduct a portion of our business outside the United States. Our financial condition and results of operations may be adversely affected if global markets in which our company-owned and franchise stores compete are affected by changes in political, economic or other factors. These factors, over which neither we nor our franchisees have control, may include:

          .    recessionary or expansive trends in international markets;
          .    changing labor conditions and difficulties in staffing and managing our foreign operations;
          .    increases in the taxes we pay and other changes in applicable tax laws;
          .    legal and regulatory changes and the burdens and costs of our compliance with a variety of foreign laws;
          .    changes in inflation rates;
          .    changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;
          .    greater difficulty in collecting our royalties and longer payment cycles;
          .    expropriation of private enterprises;
          .    political and economic instability; and
          .    other external factors.

          Fluctuations in the value of the U.S. dollar in relation to other currencies may lead to lower revenues and earnings.

          Exchange rate fluctuations could have an adverse effect on our results of operations. Approximately 6.4% of our revenues in 2002 were denominated in foreign currencies. Sales made by our stores outside the United States are denominated in the currency of the country in which the store is located, and this currency could become less valuable prior to conversion to U.S. dollars as a result of exchange rate fluctuations. Unfavorable currency fluctuations could lead to increased prices to customers outside the United States or lower profitability to our franchisees outside the United States, or could result in lower revenues for us, on a U.S. dollar basis, from such customers and franchisees.

          We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded products and adversely affect our business.

          We depend in large part on our brand and branded products and believe that they are very important to our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brand and branded products. The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. All of the trademarks that we currently use have not been registered in all of the countries in which we do business and may never be registered in all of these countries. We may not be able to adequately protect our trademarks and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition. All of the steps we have taken to protect our intellectual property in the United States and in foreign countries may not be adequate. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Further, through acquisitions of third parties, we may acquire brands and related trademarks that are subject to the same risks as the brands and trademarks we currently own.

          We may from time to time be required to institute litigation to enforce our trademarks or other intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

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          Our business growth strategy depends on the success of our franchisees and we may be harmed by actions taken by our franchisees that are outside of our control.

          A significant portion of our revenues comes from royalties generated by our franchise stores. Franchisees are independent operators and their employees are not our employees. We provide limited training and support to franchisees, but the quality of franchise store operations may be diminished by any number of factors beyond our control. Consequently, franchisees may not successfully operate stores in a manner consistent with our standards and requirements, or may not hire and train qualified managers and other store personnel. If they do not, our image and reputation may suffer, and system-wide sales could decline. While we try to ensure that our franchisees maintain the quality of our brand and branded products, our franchisees may take actions that adversely affect the value of our intellectual property or reputation. At December 29, 2002, we had over 1,330 domestic franchisees operating over 4,200 domestic stores. Three of these franchisees each operate over 50 domestic stores. In addition, our international master franchisees are generally responsible for the development of significantly more stores than our domestic franchisees. As a result, our international operations are more closely tied to the success of a smaller number of franchisees than our domestic operations. Our domestic and international franchisees may not operate their franchises successfully. If one or more of our key franchisees were to become insolvent or otherwise were unable or unwilling to pay us our royalties, our results of operations could be adversely affected.

          We are subject to extensive government regulation, and our failure to comply with existing or increased regulations could adversely affect our business and operating results.

          We are subject to numerous federal, state, local and foreign laws and regulations, including those relating to:

          .    the preparation and sale of food;
          .    building and zoning requirements;
          .    environmental protection;
          .    minimum wage, overtime and other labor requirements;
          .    compliance with the Americans with Disabilities Act; and
          .    working and safety conditions.

          We may become subject to legislation seeking to tax and/or regulate high-fat foods. If we fail to comply with existing or future regulations, we may be subject to governmental or judicial fines or sanctions. In addition, our capital expenses could increase due to remediation measures that may be required if we are found to be noncompliant with any of these laws or regulations.

          We are also subject to a Federal Trade Commission rule and to various state and foreign laws that govern the offer and sale of franchises. Additionally, these laws regulate various aspects of the franchise relationship, including terminations and the refusal to renew franchises. The failure to comply with these laws and regulations in any jurisdiction or to obtain required government approvals could result in a ban or temporary suspension on future franchise sales, fines or other penalties or require us to make offers of rescission or restitution, any of which could adversely affect our business and operating results.

          The terms of the Domino's, Inc. senior subordinated notes and the senior credit facility have restrictive terms and our failure to comply with any of these terms could put us in default, which would have an adverse effect on our business and prospects.

          The indenture relating to the Domino's Inc. senior subordinated notes and the senior credit facility contain restrictive covenants, including financial condition tests and restrictions on our ability to operate our business. The senior credit facility requires us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior credit facility and/or the indenture relating to the senior subordinated notes. If our banks accelerate all amounts owing under the senior credit facility because of a default under the senior credit facility and we are unable to pay such amounts, the banks have the right to foreclose on substantially all of our assets.

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          Upon the occurrence of specific kinds of change of control events, our subsidiary, Domino's, Inc., must offer to repurchase all of its outstanding senior subordinated notes. It is possible, however, that we will not have sufficient funds at the time of the change of control to make the required repurchase of the senior subordinated notes or that restrictions in the senior credit facility will not allow such repurchase. The occurrence of some of the events that would constitute a change of control under the indenture would also constitute a default under the senior credit facility. Moreover, the exercise by the holders of the senior subordinated notes of their right to require Domino's, Inc. to repurchase the senior subordinated notes could cause a default under such senior indebtedness, even if the change of control itself does not, due to the financial effect on us of such repurchase. A default under the indenture or the senior credit facility may have a material adverse effect on our business, financial condition and results of operations.

          Our current insurance coverage may not be adequate, and insurance premiums for such coverage may increase and we may not be able to obtain insurance at acceptable rates, or at all.

          Under our current insurance policies covering workers' compensation, general liability and owned and non-owned automobile liabilities, we are generally responsible for between $500,000 and $3 million per occurrence and our total insurance limits are $108 million per occurrence for general liability and owned and non-owned automobile liabilities and up to the applicable statutory limits for workers' compensation. These insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, in the future our insurance premiums may increase and we may not be able to obtain similar levels of insurance on reasonable terms or at all. Any such inadequacy of or inability to obtain insurance coverage could have a material adverse effect on our business, financial condition and results of operations.

          Our annual and quarterly operating results are subject to fluctuations and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

          Our sales and operating results can vary significantly from quarter to quarter and year to year depending on various factors, many of which are beyond our control. These factors include:

          .    variations in the timing and volume of our sales and our
               franchisees' sales;
          .    the timing of expenditures in anticipation of future sales;
          .    sales promotions by us and our competitors;
          .    changes in competitive and economic conditions generally;
          .    changes in the cost or availability of our ingredients or labor;
               and
          .    foreign currency exposure.

          As a result, our results of operations may decline quickly and significantly in response to changes in order patterns or rapid decreases in demand for our food products. We anticipate that fluctuations in operating results will continue in the future.